FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 10, 2004 (“E-Plus Introduces BlackBerry In Germany")	Page No 2

Document 1

FOR IMMEDIATE RELEASE

November 10, 2004

E-PLUS INTRODUCES BLACKBERRY IN GERMANY

Waterloo, Ontario and Düsseldorf, Germany – E-Plus and Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) today announced the commercial availability of BlackBerry® to E-Plus customers in Germany. E-Plus is introducing the BlackBerry Enterprise Solution™ with the BlackBerry 7730 Wireless Handheld™ for corporate customers.

“With BlackBerry we are optimizing our offering for business customers,” said Wilko van der Meer, Chief Commercial Officer, E-Plus. “BlackBerry meets corporate demands for mobility and professionalism and, in doing so, offers everything the enterprise customer needs for business on the move.”

“The popularity of BlackBerry continues to grow across Europe and we look forward to adding to the momentum with E-Plus in Germany,” said Don Morrison, Chief Operating Officer at RIM. “BlackBerry leverages the power of the E-Plus GPRS network to provide customers with a unique wireless enterprise platform that can significantly improve communications and workflow and deliver a convincing return on investment.”

A key component of BlackBerry for corporate customers is the BlackBerry Enterprise Server™ software that integrates tightly with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected to be available later this year). BlackBerry Enterprise Server supports the wireless synchronization between the user’s inbox and handheld, the end-to-end encryption of data, and secure access to other corporate applications on the company intranet.

The tri-band BlackBerry 7730™ incorporates email, phone, SMS, browser and personal organizer applications and supports 900/1800/1900 MHz GSM/GPRS frequencies. It features a large, high-resolution screen and impressive battery performance within a lightweight and portable design. The optimized keyboard is perfect for typing messages on the go and the trackwheel allows extremely easy navigation.

About E-Plus

www.eplus.de

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.

-more-

RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
E-Plus Mobilfunk GmbH & Co. KG
Press Office
Christiane Kohlmann
Email: christiane.kohlmann@eplus.de
Tel. +49 211 448 4383
Fax +49 211 448 4777
www.eplus.de/presse

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Tilly Quanjer
Senior Communications Manager, RIM Europe
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM's revenue and earnings expectations for the first and second quarters of fiscal 2005. The phrases and terms "continuing escalation" and "expected to be" or "expecting" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM's business and industry are discussed in greater detail in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 10, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller